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FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      |_______________________________|
    to Section 16. Form 4 or Form 5          | OMB Number:         3235-0287 |
    obligations may continue.  See           | Expires:    Decemebr 31, 2001 |
    Instructions 1(b).                       | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             |_______________________________|


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

  Fischbach          Gregory               E.
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   (Last)            (First)            (Middle)

  c/o Acclaim Entertainment, Inc.
  One Acclaim Plaza
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                     (Street)

  Glen Cove               NY            11542
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Acclaim Entertainment, Inc. (AKLM)

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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)



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4. Statement for Month/Year


  June, 2001
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [X] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)

   President and Chief Executive Officer, Co-Chairman
   --------------------------------------------------

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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
Common Stock, par value
$0.02 per share           6/6/01       M              487,500    (A)      1.95833      5,668,407            (D)
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                                                                                         192,552            (I)          (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                (Over)
* If the form is filed by more than one person, see Instruction 4(b)(v)                                           SEC 1473 (3/99)

     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
       CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                 DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-   Trans-    Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   action    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  Date      Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of            (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
Option:
Right to                                                                  Common
Buy(2)     $1.95833   6/6/01    M(2)          487,500    (2)    8/15/01   Stock   487,500    --        0       (D)
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

Explanation of Responses:
(1) Represents 156,276 shares held by trusts settled by the Reporting Person for the benefit of his children. The Reporting Person has neither the power to vote nor the power to dispose of the shares held in said trusts; he does retain the power to revoke the trusts and appoint new trustees. The Reporting Person is also co-trustee of a trust holding 36,276 shares of common stock for the benefit of James Scoroposki's children.

(2) This option, which represented the right to purchase 487,500 shares of the Issuer's Common Stock, was granted to the Reporting Person under the Issuer's 1988 Stock Option Plan. It became exercisable in one-third installments on each of August 16, 1992, August 16, 1993, and August 16, 1994.


                 /s/ Gregory Fischbach                        July 10, 2001
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.